SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

RE
5-1-02

For the month of May 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Telesp Celular Participações S.A.

Interim Financial Statements Together with
Report of Independent Public Accountants

March 31, 2002

Report of Independent Public Accountants

(Translation of the report originally issued in Portuguese.
See Note 27 to the financial statements.)

To the Management and Shareholders of

Telesp Celular Participações S.A.:

(1) We have made a special review of the individual (Company) and consolidated quarterly report of TELESP CELULAR PARTICIPAÇÕES S.A. (a Brazilian corporation) which includes the balance sheets as of March 31, 2002, the statements of income for the quarter then ended, the performance report and relevant information, prepared under the responsibility of the Company's management.

(2) Our review was conducted in accordance with specific standards established by the IBRACON (Brazilian Institute of Independent Public Accountants), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly report, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company.

(3) Based on our special review, we are not aware of any significant change that should be made to the quarterly report referred to in paragraph (1) for it to be in conformity with accounting practices emanating from Brazilian corporate law and with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly reports.

(4) We had previously audited the individual and consolidated balance sheets as of December 31, 2001, presented for comparative purposes, and made a special review of the individual and consolidated statements of income for the quarter ended March 31, 2001, and our reports thereon, dated March 1, 2002 and April 19, 2001, respectively, were issued without qualification.

São Paulo, April 16, 2002

ARTHUR ANDERSEN S/C

José Domingos do Prado
Engagement Partner

TELESP CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS--MARCH 31, 2002 AND DECEMBER 31, 2001

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

A S S E T S

	Company		Consolidated	
	03.31.02 (Unaudited)	12.31.01	03.31.02 (Unaudited)	12.31.01
CURRENT ASSETS:				
Cash and cash equivalents	370	738	181,182	81,506
Trade accounts receivable	-	-	413,089	442,438
Receivables from subsidiary	87,482	122,495	-	-
Inventories	-	-	70,815	84,903
Deferred and recoverable taxes	61,073	58,410	301,057	301,144
Prepaid expenses	-	-	71,824	18,750
Other assets	27,906	8,208	44,274	18,404
Total current assets	176,831	189,851	1,082,241	947,145
NONCURRENT ASSETS:				
Trade accounts receivable	-	-	37,099	30,613
Deferred and recoverable taxes	-	-	892,253	924,002
Derivatives	-	-	610,075	610,850
Receivables from subsidiary	351,284	371,540	-	-
Prepaid expenses	-	-	5,700	5,707
Other assets	-	-	30	30
Total noncurrent assets	351,284	371,540	1,545,157	1,571,202
PERMANENT ASSETS:				
Investments	3,791,703	3,761,150	582,894	582,894
Property, plant and equipment	991	1,045	3,565,765	3,695,791
Deferred charges	-	-	74,306	75,136
Total permanent assets	3,792,694	3,762,195	4,222,965	4,353,821
Total assets	4,320,809	4,323,586	6,850,363	6,872,168

The accompanying notes are an integral part of these balance sheets.

TELESP CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS--MARCH 31, 2002 AND DECEMBER 31, 2001

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Company		Consolidated	
	03.31.02 (Unaudited)	12.31.01	03.31.02 (Unaudited)	12.31.01
CURRENT LIABILITIES:				
Payroll and related accruals	130	130	29,833	26,683
Trade accounts payable	698	846	461,678	506,900
Taxes payable	24	68	164,634	103,205
Loans and financing	11,436	5,412	968,538	454,751
Interest on capital and dividends payable	10,682	10,769	19,848	19,995
Reserve for contingencies	-	-	46,789	29,358
Derivatives	58,105	59,345	87,207	91,589
Other liabilities	-	-	86,608	87,288
Total current liabilities	81,075	76,570	1,865,135	1,319,769
LONG-TERM LIABILITIES:				
Loans and financing	913,454	921,356	1,558,454	2,125,373
Reserve for contingencies	-	-	82,233	80,150
Reserve for losses in affiliates	657,972	582,860	657,972	582,860
Accrued pension plan liability	-	-	1,338	1,306
Other liabilities	-	-	16,923	19,910
Total long-term liabilities	1,571,426	1,504,216	2,316,920	2,809,599
SHAREHOLDERS' EQUITY:				
Capital	1,873,347	1,873,347	1,873,347	1,873,347
Capital reserves	1,164,754	1,164,754	1,164,754	1,164,754
Accumulated deficit	(369,946)	(295,454)	(369,946)	(295,454)
Total shareholders' equity	2,668,155	2,742,647	2,668,155	2,742,647
Funds for capitalization	153	153	153	153
Total shareholders' equity and funds for capitalization	2,668,308	2,742,800	2,668,308	2,742,800
Total liabilities and shareholders' equity	4,320,809	4,323,586	6,850,363	6,872,168

The accompanying notes are an integral part of these balance sheets.

TELESP CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

(In thousands of Brazilian reais, except for per share data)

(Translation of the original in Portuguese)

(Unaudited)

	Company		Consolidated	
	03.31.02	03.31.01	03.31.02	03.31.01
GROSS REVENUE	-	-	963,777	886,509
DEDUCTIONS	-	-	(211,842)	(210,137)
NET OPERATING REVENUE	-	-	751,935	676,372
Cost of services provided and products sold	-	-	(389,597)	(348,134)
GROSS PROFIT	-	-	362,338	328,238
OPERATING (EXPENSES) INCOME:				
Selling expenses	-	-	(135,546)	(162,660)
General and administrative expenses	(4,311)	(1,396)	(68,359)	(65,508)
Other operating expenses	-	-	(36,722)	(11,896)
Other operating income	2,813	-	7,979	4,653
Equity pick-up	(44,559)	(81,169)	(75,112)	(118,561)
	(46,057)	(82,565)	(307,760)	(353,972)
INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL EXPENSES	(46,057)	(82,565)	54,578	(25,734)
Financial expenses	(33,258)	(28,925)	(131,110)	(73,176)
Financial income	4,823	1,966	14,602	15,690
LOSS FROM OPERATIONS	(74,492)	(109,524)	(61,930)	(83,220)
Nonoperating income (expenses), net	-	-	9,263	(24)
LOSS BEFORE INCOME TAX	(74,492)	(109,524)	(52,667)	(83,244)
Income and social contribution taxes	-	9,640	(21,825)	(16,640)
NET LOSS	(74,492)	(99,884)	(74,492)	(99,884)
LOSS PER THOUSAND SHARES - R$	(0.16)	(0.22)		

The accompanying notes are an integral part of these statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2002 AND DECEMBER 31, 2001

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

(Translation of the original in Portuguese)

1. OPERATIONS AND BACKGROUND

Telesp Celular Participações S.A. ("TCP") is a publicly-traded company controlled by the Portugal Telecom Group, through Portelcom Participações S.A. ("Portelcom"), which holds 40.22% of the voting capital (14.05% of total capital), and Portugal Telecom, SGPS S.A., which holds 44.84% of the voting capital (27.18% of total capital).

"TCP" owns 100% of the total capital of Telesp Celular S.A. ("TC") (Note 2), which operates mobile cellular telephone services in the State of São Paulo, in accordance with the terms of the concession granted by the Federal Government, which will expire on August 5, 2008 and can be extended for an additional 15 years.

On January 13, 2001, "TCP" entered into a contract to purchase 49% of the common shares and 100% of the preferred shares of the companies Daini do Brasil S.A. ("Daini"), Globaltelcom Telecomunicações S.A. ("Globaltelcom") and Inepar S.A. Participações em Investimentos de Telecomunicações ("Inepar"), which control Global Telecom S.A. ("Global"), operator of Band B mobile cellular services in the States of Paraná and Santa Catarina.

On the same date, an Instrument for Purchase and Sale was signed, for acquisition of the remaining 51% of the common shares (17% of total capital) of the "holdings", subject to approval of ANATEL regarding the transfer of ownership control of "Global" to "TCP".

The parties requested ANATEL's authorization for "TCP" to be the technical operator of "Global", in view of its proven experience as cellular operator in the State of São Paulo.

The transfer of control may also occur upon the option by "TCP" for migration to Personal Communications Service ("PCS"), or, otherwise, in 2003.

2. CORPORATE RESTRUCTURING

a. Telesp Celular Participações S.A.

On January 14, 2000, the Extraordinary Shareholders' Meeting approved a corporate restructuring plan, involving "TCP", "TC", "Portelcom" and Celular Telecom Holding S.A. - CTH ("CTH").

This corporate restructuring was performed through successive mergers that resulted in the transfer of the goodwill paid by "Portelcom" in the privatization of the Company to "TC".

As an operating Company, "TC" has the possibility to take advantage of the tax benefits resulting from amortization of the goodwill.

"CTH", a company created in the restructuring process by means of the contribution of assets represented by the investment in "TCP" and the respective goodwill paid upon the acquisition of this investment by "Portelcom", recognized a reserve for maintenance of the merged company's shareholders' equity, which reflects the net amount between the total unamortized goodwill and the related tax credit, before its downstream merger into "TCP".

When "CTH" was merged into "TCP", the portion representing the difference between the goodwill and the reserve for maintenance of the merged company's shareholders' equity, which represents the future tax benefit, was credited to a special premium reserve account in equity by "TCP".

The portion of the net assets generated by "TCP"'s partial spin-off, into "TC", representing the future tax credit in the amount of R$1,055,200, was recorded in shareholders' equity as a special premium reserve.

According to economic feasibility studies, this tax credit will be realized over a period of ten years.

The special premium reserve at "TC" will be capitalized by "TCP" as the tax benefit is realized in view of the assignment of rights related to such capitalization made by "Portelcom" in "TCP".

On March 1, 2002, the Extraordinary Shareholders' Meeting approved an increase in "TC"'s capital, through a private subscription of shares in the amount of R$87,917, arising from the realization of the tax benefits generated in 2000 and 2001.

The tax benefit realized and recorded by "TC" in the first quarter of 2002, resulting from the amortization of the merged goodwill, amounted to R$27,138 and can be used to increase capital.

The accounting records maintained for corporate and tax purposes include specific accounts related to the goodwill, equity reserve, the respective amortization, and reversal of the recognized reserve and tax credit. The balances are as follows:

	Consolidated	
	03.31.02	03.31.01
Deferred charges	2,447,765	2,767,040
Reserve for maintenance of integrity of shareholders' equity	(1,637,608)	(1,848,329)
Net	810,157	918,711
Amortization of deferred charges	(79,818)	(79,818)
Reversal of reserve for maintenance of merged company's shareholders' equity	52,680	52,680
Tax credit	27,138	27,138
Effect on net income	-	-

For a better presentation of the consolidated financial statements, the net amount of the goodwill and unamortized reserve of R$810,157 which, in essence, represents the tax credit, was classified in the balance sheet in current assets (R$107,755) and noncurrent assets (R$702,402) as deferred and recoverable taxes. In the statements of income, the amortization of deferred charges, reversal of the reserve and the related tax credit were reclassified to "Income and social contribution taxes".

b. Global Telecom S.A.

On February 6, 2001, "TCP" acquired 49% of the outstanding common stock and 100% of the outstanding preferred stock in the "holdings" "Daini", "Globaltelcom" and "Inepar", who together held controlling interest in the stock of "Global", under the terms of a Contract for Purchase and Sale of Shares entered into on January 13, 2001.

On July 27, 2001, after obtaining approval from the regulatory agency ANATEL, the "holdings" "Daini", "Globaltelcom" and "Inepar" acquired the remaining outstanding stock of "Global" held by Motorola NMG Brazil Inc.; as a result, they currently own 100% of the total capital of "Global".

The Company has committed to purchase the remaining 51% of the outstanding common stock of each of the holding companies for a total consideration of approximately US$76,300,000, subject to LIBOR plus 4%, upon regulatory approval by ANATEL, or, otherwise, in 2003.

As a result of these acquisitions, "TCP" and the "holdings" recognized goodwill of R$585,548 and R$183,263, respectively, relating to the participation in the net equity of the acquired companies. Additionally, the "holdings" had recorded goodwill of R$113,196 in connection with previous acquisitions.

"TCP" and the "holdings" restructured the companies through a series of successive mergers that transferred the goodwill paid on the acquisition by "TCP" to the "holdings", which recorded the related income tax benefits resulting from the restructuring of R$193,231.

The "holdings", in the same way, transferred the goodwill paid to "Global", which recorded the related income tax benefit of R$95,271.

After this restructuring, the equity participation and the total goodwill recorded by "TCP" remained unchanged.

3. PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements as of March 31, 2002 were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards applicable to concessionaires of public telecommunication services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM) for the preparation of interim financial statements, which are consistent with those adopted for the year ended December 31, 2001.

The consolidated financial statements as of March 31, 2002 include the balances and transactions of the subsidiary "TC" and indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. In consolidation, all material intercompany balances and transactions were eliminated.

The results of the "holdings" "Daini", Globaltelcom" and "Inepar" were recognized under the equity method in the consolidated financial statements, as "TCP" does not have shareholding control of those companies.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated	
	03.31.02	12.31.01
Unbilled amounts	175,433	186,391
Billed amounts	386,808	390,302
Allowance for doubtful accounts	(112,053)	(103,642)
Total	450,188	473,051
Current	413,089	442,438
Noncurrent	37,099	30,613
Current	272,698	262,014
Past-due:		
1 to 30 days	25,122	39,970
31 to 60 days	13,406	13,450
61 to 90 days	12,668	10,593
Over 90 days	62,914	64,275
	386,808	390,302

Noncurrent receivables refer to receivables from sales of "Peg&Fale" (take and talk) sets. These receivables are realized through card renewals by "Peg&Fale" service customers and are shown net of the allowance for doubtful accounts, calculated based on past card renewal experience.

5. INVENTORIES

	Consolidated	
	03.31.02	12.31.01
Digital handsets	98,360	108,224
Accessories	1,696	1,763
Reserve for losses	(29,241)	(25,084)
Total	70,815	84,903

6. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated	
	03.31.02	12.31.01	03.31.02	12.31.01
Deferred tax credits:				
Reserve for contingencies	-	-	43,867	37,232
Income tax losses	309	309	95,302	95,791
Social contribution tax losses	111	111	34,442	34,617
Merged tax credit (Note 2)	-	-	810,157	837,295
Other temporary differences	-	-	81,615	80,760
Total deferred tax credits	420	420	1,065,383	1,085,695
Recoverable taxes:				
Withholding income tax	50,352	48,007	50,889	48,270
Recoverable income tax	7,991	7,745	11,276	12,935
Recoverable social contribution tax	2,310	2,238	9,009	20,707
Recoverable ICMS (State VAT)	-	-	56,753	57,539
Total recoverable taxes	60,653	57,990	127,927	139,451
Total deferred and recoverable taxes	61,073	58,410	1,193,310	1,225,146
Current	61,073	58,410	301,057	301,144
Noncurrent	-	-	892,253	924,002

"TCP" and its subsidiary have assets of R$129,744 (R$130,408 as of December 31, 2001) representing income and social contribution tax credits calculated on tax loss carryforwards in the amount of R$381,600 (R$383,553 as of December 31, 2001). In accordance with the tax legislation in force, tax losses can be offset against future taxable income, up to the annual limit of 30% of this income.

Because the subsidiary is amortizing goodwill on the investment acquisition (which became deductible upon the corporate restructuring discussed in Note 2), the expected time period to generate taxable income in an amount sufficient to absorb the tax loss carryforwards is estimated at up to four years.

//

6. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated	
	03.31.02	12.31.01	03.31.02	12.31.01
Deferred tax credits:				
Reserve for contingencies	-	-	43,867	37,232
Income tax losses	309	309	95,302	95,791
Social contribution tax losses	111	111	34,442	34,617
Merged tax credit (Note 2)	-	-	810,157	837,295
Other temporary differences	-	-	81,615	80,760
Total deferred tax credits	420	420	1,065,383	1,085,695
Recoverable taxes:				
Withholding income tax	50,352	48,007	50,889	48,270
Recoverable income tax	7,991	7,745	11,276	12,935
Recoverable social contribution tax	2,310	2,238	9,009	20,707
Recoverable ICMS (State VAT)	-	-	56,753	57,539
Total recoverable taxes	60,653	57,990	127,927	139,451
Total deferred and recoverable taxes	61,073	58,410	1,193,310	1,225,146
Current	61,073	58,410	301,057	301,144
Noncurrent	-	-	892,253	924,002

"TCP" and its subsidiary have assets of R$129,744 (R$130,408 as of December 31, 2001) representing income and social contribution tax credits calculated on tax loss carryforwards in the amount of R$381,600 (R$383,553 as of December 31, 2001). In accordance with the tax legislation in force, tax losses can be offset against future taxable income, up to the annual limit of 30% of this income.

Because the subsidiary is amortizing goodwill on the investment acquisition (which became deductible upon the corporate restructuring discussed in Note 2), the expected time period to generate taxable income in an amount sufficient to absorb the tax loss carryforwards is estimated at up to four years.

//

7. PREPAID EXPENSES

	Consolidated	
	03.31.02	12.31.01
FISTEL fees	71,232	20,744
Financial charges	1,042	1,313
Other prepaid expenses	5,250	2,400
	---------	---------
Total	77,524	24,457
	=====	=====
Current	71,824	18,750
Noncurrent	5,700	5,707

8. OTHER ASSETS

	Company		Consolidated	
	03.31.02	12.31.01	03.31.02	12.31.01
Credits with suppliers	-	-	7,493	1,161
Credits with accredited companies	-	-	2,860	2,860
Credits with affiliated companies	23,936	2,563	23,936	2,563
Other	3,970	5,645	10,015	11,850
	---------	-------	---------	---------
Total	27,906	8,208	44,304	18,434
	=====	====	=====	=====
Current	27,906	8,208	44,274	18,404
Noncurrent	-	-	30	30

9. INVESTMENTS

a. Investments in Subsidiary/Affiliated Companies

Investee	Common stock interest (%)	Preferred stock interest (%)	Total interest (%)
Telesp Celular S.A.	100	100	100
Daini do Brasil S.A.	49	100	83
Globaltelcom Telecomunicações S.A.	49	100	83
Inepar S.A. Participações em Investimentos de Telecomunicações	49	100	83

b. Number of Shares Held

Investee	Common	Preferred	Total
Telesp Celular S.A.	33,650,043	49,505,725	83,155,768
Daini do Brasil S.A.	14,914,315	29,828,631	44,742,946
Globaltelcom Telecomunicações S.A.	2,732,190	5,464,381	8,196,571
Inepar S.A. Participações em Investimentos de Telecomunicações	13,710	27,415	41,125

c. Subsidiary and Affiliated Company Information

	03.31.02	
Investee	Shareholders' equity	Net income (loss)
Telesp Celular S.A.	3,208,809	30,553
Daini do Brasil S.A.	(434,524)	(68,332)
Globaltelcom Telecomunicações S.A.	(98,730)	(14,253)
Inepar S.A. Participações em Investimentos de Telecomunicações	(66,253)	(7,912)

d. Composition and Changes

The balance of the Company's investments as of March 31, 2002 and December 31, 2001 is as follows:

	03.31.02	12.31.01
Investment in subsidiary	3,208,809	3,178,256
Goodwill on acquisition of investment	585,548	585,548
Advance for future capital increases	276,081	276,081
Reserve for investment losses	(278,769)	(278,769)
Other	34	34
Investment balance	3,791,703	3,761,150

Changes in the investment balance in the first quarter of 2002 are as follows:

Investment balance as of 12.31.01	3,761,150
Deficiency in net assets in affiliated company	(582,860)
Net investment balance as of 12.31.01	3,178,290
Equity pick-up - 03.31.02	(44,559)
Net investment as of 03.31.02	3,133,731

The goodwill paid on the acquisition of the interest in the "holdings" of "Global", in the amount of R$585,548, will be amortized over ten years based on future profitability, to commence when profitable operations are achieved, which is expected to occur in 2005.

On March 31, 2002, "TCP" recorded a reserve for losses in the amount of R$657,972 (R$582,860 as of December 31, 2001), equivalent to its indirect share of "Global"'s excess of liabilities over assets, classified in long-term liabilities.

In the year ended December 31, 2001, as a result of the operating losses incurred by "Global" and its indebtedness, "TCP" elected to record a provision for loss of R$278,769, based on an independent valuation of the assets of "Global", as a reduction in the investment balance.

"TC" has investments in Telesp Celular International Ltd. and Telesp Celular Overseas, companies located abroad for the purpose of obtaining funding through foreign loans.

e. Consolidated Pro Forma Information

"TCP" has an indirect interest of 49% in the voting capital and 100% of the nonvoting capital of "Global" (83% of the capital of the "holdings") and a commitment to purchase the remaining 51% of the voting capital, which has not yet been exercised. "TCP" has not yet assumed control of nor did it merge "Global". In view of these factors and given the materiality of such investment, the following consolidated pro forma financial statements are presented, including "Global".

A S S E T S

	03.31.02	12.31.01
Cash and cash equivalents	236,509	134,670
Trade accounts receivable, net	460,846	504,744
Inventories	118,057	141,772
Deferred and recoverable taxes	309,253	309,072
Prepaid expenses	71,824	18,750
Other current assets	37,260	26,900
Current assets	1,233,749	1,135,908
Trade accounts receivable, net	37,099	30,613
Deferred and recoverable taxes	1,198,659	1,230,607
Derivatives	610,075	610,850
Prepaid expenses	5,700	5,707
Other noncurrent assets	96	272
Noncurrent assets	1,851,629	1,878,049
Investments	314,788	314,788
Property, plant and equipment, net	5,022,439	5,158,484
Deferred charges	306,123	314,869
Permanent assets	5,643,350	5,788,141
Total assets	8,728,728	8,802,098

LIABILITIES AND SHAREHOLDERS' EQUITY

	03.31.02	12.31.01
Payroll and related accruals	37,935	31,695
Trade accounts payable	577,971	729,323
Taxes payable	183,451	119,686
Loans and financing	1,143,526	667,216
Interest on capital and dividends	19,848	19,995
Reserve for contingencies	46,789	28,052
Derivatives and other liabilities	185,106	215,877
Current liabilities	2,194,626	1,811,844
Loans and financing	3,835,592	4,220,136
Taxes payable	51,839	37,679
Reserve for contingencies and others	111,791	107,714
Accrued pension plan liability	1,338	1,306
Long-term liabilities	4,000,560	4,366,835
Minority interest	(134,766)	(119,381)
Capital	1,873,347	1,873,347
Capital reserves	1,164,754	1,164,754
Accumulated deficit	(369,946)	(295,454)
Shareholders' equity	2,668,155	2,742,647
Funds for capitalization	153	153
Total liabilities and shareholders' equity	8,728,728	8,802,098

LIABILITIES AND SHAREHOLDERS' EQUITY

	03.31.02	12.31.01
Payroll and related accruals	37,935	31,695
Trade accounts payable	577,971	729,323
Taxes payable	183,451	119,686
Loans and financing	1,143,526	667,216
Interest on capital and dividends	19,848	19,995
Reserve for contingencies	46,789	28,052
Derivatives and other liabilities	185,106	215,877
Current liabilities	2,194,626	1,811,844
Loans and financing	3,835,592	4,220,136
Taxes payable	51,839	37,679
Reserve for contingencies and others	111,791	107,714
Accrued pension plan liability	1,338	1,306
Long-term liabilities	4,000,560	4,366,835
Minority interest	(134,766)	(119,381)
Capital	1,873,347	1,873,347
Capital reserves	1,164,754	1,164,754
Accumulated deficit	(369,946)	(295,454)
Shareholders' equity	2,668,155	2,742,647
Funds for capitalization	153	153
Total liabilities and shareholders' equity	8,728,728	8,802,098

STATEMENT OF INCOME

	Three months ended 03.31.02
Gross revenue	1,090,810
Deductions	(238,952)
Net operating revenue	851,858
Cost of services provided and products sold	(470,997)
Gross profit	380,861
Operating expenses:	
Selling expenses	(165,737)
General and administrative expenses	(79,794)
Other, net	(42,197)
Income from operations before financial expenses	93,133
Net financial expenses	(170,537)
Loss from operations	(77,404)
Nonoperating income, net	9,287
Loss before taxes and minority interest	(68,117)
Income and social contribution taxes	(21,825)
Minority interest	15,450
Net loss	(74,492)

f. Guarantees

The Company has guaranteed a loan obtained by "Global" from the National Bank for Economic and Social Development (BNDES), the balance of which at March 31, 2002 was R$318,424 (R$315,794 at December 31, 2001). As of that date, various loan covenants, especially those relating to capitalization and indebtedness ratios, were not being complied with by the affiliated company. Concerning this matter, no adjustment was reflected either by the affiliated company or by "TCP", since the parties are negotiating with respect to the fulfillment of obligations under the related loan agreement.

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Consolidated			
	03.31.02			12.31.01
	Cost	Accumulated depreciation	Net book value	Net book value
Analog switching equipment	429,251	(307,447)	121,804	136,925
Digital switching equipment	570,206	(92,537)	477,669	415,998
Analog transmission equipment	1,347,514	(939,780)	407,734	463,205
Digital transmission equipment	1,042,517	(163,255)	879,262	769,265
Automatic switching center, power supply equipment, furniture, tools and instruments, monitoring equipment, leasehold improvements, and air conditioning equipment	743,323	(213,996)	529,327	536,693
Towers, other supports and protectors	247,485	(37,054)	210,431	210,440
Software use rights and EDP equipment	502,406	(137,006)	365,400	304,108
Buildings	99,023	(14,193)	84,830	85,280
Vehicles	8,528	(3,764)	4,764	4,689
Land	37,305	-	37,305	37,305
Other	7,774	(1,494)	6,280	6,668
Assets and installations in service	5,035,332	(1,910,526)	3,124,806	2,970,576
Assets and construction in progress	440,959	-	440,959	725,215
Total	5,476,291	(1,910,526)	3,565,765	3,695,791

The useful lives as of March 31, 2002 and December 31, 2001 are the following:

	Useful live (years)
Analog switching equipment	6
Digital switching equipment	10
Analog transmission equipment	5 - 25
Digital transmission equipment	5 - 25
Automatic switching center, power supply equipment, furniture, tools and instruments, monitoring equipment, leasehold improvements, and air conditioning equipment	5 - 35
Towers, other supports and protectors	20
Software use rights and EDP equipment	5 - 15
Buildings	35
Vehicles	5

11. DEFERRED CHARGES

	Consolidated	
	03.31.02	12.31.01
Goodwill on Ceterp Celular acquisition	84,265	84,265
Other	1,312	-
Accumulated amortization	(11,271)	(9,129)
Total	74,306	75,136

The goodwill paid amounting to R$84,265 is being amortized over a ten-year period starting December 2000, based on the expected future profitability of the acquired company.

12. PAYROLL AND RELATED ACCRUALS

	Company		Consolidated	
	03.31.02	12.31.01	03.31.02	12.31.01
Wages and salaries	108	108	13,491	11,199
Accrued vacations and payroll charges	22	22	14,435	13,651
Accrued benefits	-	-	1,907	1,833
Total	130	130	29,833	26,683

13. TRADE ACCOUNTS PAYABLE

	Company		Consolidated	
	03.31.02	12.31.01	03.31.02	12.31.01
Materials and services suppliers	652	801	402,331	437,134
Telecom concessionaires	-	-	42,639	43,024
Consignments in favor of third parties	46	45	16,708	26,742
Total	698	846	461,678	506,900

14. TAXES PAYABLE

	Company		Consolidated	
	03.31.02	12.31.01	03.31.02	12.31.01
State VAT (ICMS)	-	-	74,159	82,776
Income and social contribution taxes	-	-	1,514	-
Taxes on revenues (PIS and COFINS)	-	-	12,222	13,276
FISTEL fees	-	-	74,753	4,750
FUST and FUNTTEL	-	-	1,911	2,335
Other taxes	24	68	75	68
Total	24	68	164,634	103,205

15. LOANS AND FINANCING

	Company		Consolidated	
	03.31.02	12.31.01	03.31.02	12.31.01
Foreign currency:				
Suppliers	-	-	38,344	37,640
Financial institutions	76,976	62,782	116,977	382,007
Affiliated companies	847,914	863,986	1,934,236	1,727,073
Total foreign currency	924,890	926,768	2,089,557	2,146,720
Local currency:				
Financial institutions	-	-	437,435	433,404
Total local currency	-	-	437,435	433,404
Total	924,890	926,768	2,526,992	2,580,124
Current	11,436	5,412	968,538	454,751
Noncurrent	913,454	921,356	1,558,454	2,125,373

a. Suppliers

Foreign currency loans denominated in U.S. dollars contracted with suppliers for development of the network of "TC", with final maturities through November 2005, subject to fixed interest per year of 7.3% and variable interest of 2.5% above LIBOR.

b. Financial Institutions

Loans denominated in U.S. dollars, subject to variable interest between 2% and 4% per year above LIBOR. Additionally, this balance includes amounts payable for foreign currency swaps (R$76,976).

c. Affiliated Companies

Foreign currency loans extended by the parent company, Portugal Telecom, as part of the short-term debt restructuring of "TCP" and its subsidiary, subject to fixed interest between 6% and 7% per year and variable interest of 3.5% over EURIBOR.

	Foreign currency (thousands)			Equivalents
	Principal	Interest	Total	in R$
March 31, 2002:				
Euros	578,620	4,382	583,002	1,181,179
U.S. dollars	320,000	4,091	324,091	753,057
Total				1,934,236

d. Local Currency

Loans in local currency are from BNDES, subject to TJLP (Brazilian long-term interest rate) plus 4% per annum.

Certain of the loans and financing contracts are secured by guarantees provided by "TCP", except for the loan from BNDES, for which receivables from services were pledged. The contracts contain restrictive clauses related to the limit of debt levels that, if not complied with, would represent a right of the creditor of advancing the due dates. Such terms have been met.

e. Repayment Schedule

The long-term portion of loans and financing is scheduled to be repaid as follows:

	Consolidated			
	Local currency		Foreign currency	
Maturity	03.31.02	12.31.01	03.31.02	12.31.01
2003	108,897	107,892	96,592	261,531
2004	108,897	107,892	919,751	1,019,617
2005	108,897	134,869	6,296	6,287
After 2005	-	-	209,124	487,285
Total	326,691	350,653	1,231,763	1,774,720

16. RESERVE FOR CONTINGENCIES

In the evaluation as to the possibility of tax risks becoming contingencies, the following aspects should be taken into account:

- The possible existence of differences in the interpretation of the application of taxes on some revenue accounts.

- The assessment of the principal taxes pending future approval by the Secretary of the Treasury, subject to the complete extinction of the tax obligation after the five-year expiration period starting from the date of the assessment.

The lack of agreement in the interpretation of tax legislation may generate challenges which, if concluded by the Judiciary in the taxpayer's favor, could represent amounts receivable for the subsidiary.

Management of the subsidiary has recognized reserves for risks of a tax and civil nature for which the chance of an unfavorable outcome is considered probable by legal counsel, as follows:

	Consolidated	
	03.31.02	12.31.01
State VAT on activation fees and other services	63,782	62,279
COFINS	18,451	17,871
Surcharge per call and roaming	24,840	24,840
Social security charges	18,061	4,518
Other	3,888	-
Total	129,022	109,508
Current	46,789	29,358
Noncurrent	82,233	80,150

Additionally, the subsidiary is a party to various other civil and tax proceedings, totaling approximately R$23,000, which have not been accrued as a reserve for contingencies, based on the evaluation of its legal counsel.

17. OTHER LIABILITIES

	Consolidated	
	03.31.02	12.31.01
Consulting - technology and management (a)	27,670	36,822
Unamortized premium - put option (b)	28,869	31,856
Network costs and customer discounts (c)	46,913	38,456
Other	79	64
Total	103,531	107,198
Current	86,608	87,288
Noncurrent	16,923	19,910

(a) These obligations relate to contracts between the subsidiary and Portugal Telecom, SGPS, S.A., for management advisory services.

(b) In 2000, the subsidiary sold options to purchase US$300,000,000 at a price of R$2.25 to US$1.00 that mature on September 24, 2004. The premium received is being amortized to income over the life of the contracts, on the accrual basis.

(c) Relates to the cost of services that will be provided in connection with prepaid service revenue as well as customer discounts.

18. PENSION PLAN

"TCP" and its subsidiary sponsor private pension and other benefit plans for their employees, as follows:

a. Defined Contribution Plan

For approximately 81% of the employees, there is an individual defined contribution plan - the TCP PREV plan, established by SISTEL in August 2000. This plan is maintained by contributions made by both participants (employees) and the sponsor, which are credited to participants' individual accounts. "TC" is also responsible for the administrative and plan maintenance expenses.

TCP PREV plan participants' contributions are as follows:

- Basic contribution - equal to 1% of salary, limited to the portion of the base salary for Government Social Security (INSS) and a percentage of the difference between the contribution salary and the social security contribution base, according to the participant's election and age, ranging from 1% to 8%.
- Voluntary contribution - equal to a maximum percentage of 22% of salary, at the participant's option.
- Sporadic contribution - equal to not less than ten times the social security contribution base.

The sponsor's contributions to the TCP PREV plan are as follows:

- Basic contribution - equal to the participant's basic contributions.
- Specific contribution - for ensuring compliance with the minimum benefit limit established by prevailing legislation.
- Variable contribution - the sponsor may make voluntary contributions to the plan, applying uniform and nondiscriminatory criteria for all TCP PREV participants.

In the first quarter of 2002, "TCP" and its subsidiary made contributions to the TCP PREV plan in the amount of R$500.

b. Defined Benefit Plan

"TCP" and its subsidiary individually sponsor a defined benefit plan - PBS Telesp Celular. In addition to the supplementary benefit, medical assistance (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Celular and

PAMA plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the Plan, out of which 12% is allocated to fund the PBS Telesp Celular plan.

In the first quarter of 2002, "TCP" and its subsidiary made contributions to the PBS Telesp Celular plan in the amount of R$4

c. CVM Resolution No. 371, "Accounting for Pension Plans"

The subsidiary elected to record actuarial liabilities in connection with the plans it sponsors as provided in CVM Instruction No. 371, dated December 13, 2000, as a direct charge to shareholders' equity as of December 31, 2001, net of the related tax effects. The actuarial valuation of the plans was made using the projected unit credit method, with the assets of the plans as of December 31, 2001, as permitted by Technical Interpretation No. 01/01 of IBRACON (Brazilian Institute of Independent Public Accountants), authorized by CVM Circular No. 01/02. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity's actuarial liabilities in relation to the plans' total actuarial liabilities. The subsidiary intends to amortize actuarial gains or losses starting in 2002 in accordance with CVM Instruction No. 371.

Below is the accrual for retired employees' defined benefit and medical assistance plans as of March 31, 2002:

Plan	03.31.02	12.31.01
TCP PREV	401	382
PAMA	937	924
Total	1,338	1,306

19. LEASES

"TC" has lease agreements for which expenses recorded in the first quarter of 2002 amounted to R$5,010 (R$4,594 in the first quarter of 2001).

20. SHAREHOLDERS' EQUITY

a. Capital

Capital as of March 31, 2002 and 2001 is R$1,873,347, represented by shares without par value, distributed as follows:

	Thousands of shares
Common shares	160,138,996
Preferred shares	298,228,776
Total	458,367,772

The preferred shares do not have voting rights, but have priority in the redemption of capital and in the payment of minimum noncumulative dividends of 6% per year on the amount of the subscribed capital for the total number of shares of the Company, or 3% per year on the amount resulting from the division of shareholders' equity by the total number of shares of the Company.

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a. Risk Considerations

The major market risks to which "TCP" and "TC" are exposed include:

- Credit risk - arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.
- Interest rate risk - resulting from the debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR, EURIBOR, TJLP and CDI).
- Currency risk - related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed "TCP"'s and "TC"'s risk management policy has been actively applied by means of procedures designed to mitigate risks inherent in the Company's operations.

Credit Risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of post-paid services. Of "TC"'s customers, 73.9% use prepaid services that require pre-loading, thus not representing a credit risk to the Company. Delinquent receivables represented 2.2% of gross revenue in the first quarter of 2002.

Credit risk from the sale of handsets is managed by following a conservative policy for granting credit, which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer's balance sheet, and making inquiries of credit protection agencies' databases. In addition, an automatic control has been implemented in the sales module for releasing products, which is integrated with the distribution module of "TC"'s ERP system. Delinquent receivables represented only 2.3% of handset sales in the first quarter of 2002.

Interest Rate Risk

"TC" utilizes financial derivative instruments to protect against exposure to LIBOR. As of March 31, 2002, these operations totaled US$39 million, which is sufficient to cover all the Company's debt subject to LIBOR.

There were no derivative instruments contracted against the EURIBOR fluctuation.

Currency Risk

"TCP" and "TC" utilize financial derivative instruments to protect against the currency risk on foreign-currency denominated loans. Such instruments usually include swap, option and forward contracts.

The Company's net exposure to currency risk as of March 31, 2002 is shown in the table below:

	In thousands	
	US$	€
Loans and financing	357,763	578,502
Derivative hedge instruments	280,000	459,829
Net exposure	77,763	118,673

This table does not take into consideration the dollar options purchased at a strike price of R$2.75/US$, maturing in 2003, due to the unlikely chance of realization and because the cost has already been recognized.

Additionally, in March 2002, the Company contracted dollar forward transactions in the amount of US$214 million, with maturities during the course of 2002, to cover the exposure arising from purchase commitments, and €209 million in euro to real swaps, also with maturities during the course of 2002, to cover part of the exposure to the euro.

b. Derivative Instruments

"TCP" and "TC" record derivative gains and losses as a component of net financial expense.

The principal amounts of currency and interest rate derivative operations are not recorded in the balance sheet. Net unrealized gains and losses on these operations are recorded on the accrual basis, which may give rise to significant differences in relation to the market value of such instruments, considering the present value of future net cash flows to be obtained. Book and market values of financing and derivative operations are estimated as follows:

	Book value	Market value	Unrealized gains (losses)
Loans and financing	2,526,992	2,369,317	157,675
Derivative instruments	(463,341)	(98,120)	(395,221)
Total	2,033,651	2,271,197	(237,546)

The positions of "TCP"'s and "TC"'s *derivative instruments are summarized as follows (US$* amounts in thousands; rates are R$ per US$):

Derivative instruments	Year maturing 2003	2004	2006
Forward contracts - US$:			
1. a. Principal - US$	-	300,000	-
b. Contracted rate	-	1.18%	-
2. a. Principal - US$	-	-	280,000
b. Contracted rate	-	-	1.23%
Swap contracts - €/R$:			
1. a. Principal - €	-	250,342	-
b. Asset rate	-	EURIBOR + 3.5%	-
c. Liability rate	-	104.6% of CDI	-
Option contracts - US$:			
1. a. Principal - US$	-	(300,000)	-
b. Strike	-	2.25	-
2. a. Principal - US$	250,000	-	-
b. Strike	2.75	-	-
c. Cap	4.00	-	-
3. a. Principal - US$	175,000	-	-
b. Strike	2.75	-	-
c. Cap	3.25	-	-

"TCP"'s management believes that unrealized losses on derivative operations, resulting from the accrual basis of accounting, reflect the interest rate differences between local and foreign currency and that, over time, such differences will be offset against long-term financing costs.

The principal differences refer to temporary differences on the recognition of exchange gains on the principal in dollars of the long-term forward contracts, translated at the rate on the balance sheet date. These contracts pay variable premiums between 35% and 38% of the CDI on the principal dollar amount, recognized in the financial statements on the accrual basis over the terms of the contracts.

c. Market Value of Financial Instruments

The market values for long-term financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

The market value of option contracts was computed using the Black-Scholes option pricing model.

Estimated fair values of the financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

22. NET OPERATING REVENUE

	Consolidated	
	03.31.02	03.31.01
Monthly subscription charges	232,705	193,864
Services	584,524	549,964
Total revenue from services	817,229	743,828
Sale of products	146,548	142,681
Total gross operating revenue	963,777	886,509
Revenue deductions:		
Taxes on gross revenue	(176,529)	(169,698)
Discounts	(28,698)	(22,153)
Returns of products	(6,615)	(18,286)
	(211,842)	(210,137)
Net operating revenue	751,935	676,372

Services

	Consolidated	
	03.31.02	03.31.01
National	247,296	247,192
Displacement	13,628	14,988
Additional call charges	17,921	8,718
Use of network	298,136	267,208
Other services	7,543	11,858
Total revenue from telecommunication services	584,524	549,964

23. OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated	
	03.31.02	03.31.01	03.31.02	03.31.01
Income:				
Fines	-	-	4,737	4,428
Recovered expenses	-	-	403	175
Other	2,813	-	2,839	50
Total	2,813	-	7,979	4,653
Expenses:				
Provision for contingencies	-	-	(19,546)	(1,743)
Consulting - technology and management (*)	-	-	(10,276)	(7,860)
Ceterp Celular S.A. goodwill amortization	-	-	(2,106)	(2,106)
Other	-	-	(4,794)	(187)
Total	-	-	(36,722)	(11,896)
Total other operating income (expenses), net	2,813	-	(28,743)	(7,243)

(*) These expenses arise from a contract between "TC" and Portugal Telecom, SGPS, S.A., for management advisory services.

24. FINANCIAL EXPENSES, NET

	Company		Consolidated	
	03.31.02	03.31.01	03.31.02	03.31.01
Income:				
Temporary cash investments	45	1,284	4,002	10,436
Discounts obtained	34	-	208	592
Other	4,744	682	10,392	4,662
Total	4,823	1,966	14,602	15,690
Expenses:				
Financial charges	(30,265)	(7,040)	(89,946)	(47,846)
Exchange/Monetary variations	-	(18,137)	(29,520)	(18,704)
Other	(2,993)	(3,748)	(11,644)	(6,626)
Total	(33,258)	(28,925)	(131,110)	(73,176)
Total financial income (expenses), net	(28,435)	(26,959)	(116,508)	(57,486)

25. INSURANCE

As of March 31, 2002, all assets and responsibilities involving significant amounts and/or high risks were adequately covered by insurance.

26. RELATED-PARTY TRANSACTIONS

The principal balances of assets and liabilities as of March 31, 2002, as well as the amounts included in the results of operations from transactions with related parties, arise from transactions with the controlling group and its affiliates, carried out under usual market conditions for the respective type of operations:

	Company	Consolidated
Assets:		
Trade accounts receivable	-	1,571
Receivables from subsidiary	438,766	-
Other assets	23,936	23,936
Liabilities:		
Accounts payable	-	1,515
Loans and financing	847,914	1,934,236
Other liabilities	-	27,670
Statement of operations:		
Revenue from telecommunication services	-	317
Cost of services provided	-	(700)
Financial income (expenses), net	2,675	835
Other operating income (expenses), net	2,813	(7,462)

The principal transactions with related parties are as follows:

(a) Trade Accounts Receivable--Represents receivables for roaming services from "TC" network for customers of Telecomunicações Móveis Nacionais, S.A. ("TMN").

(b) Receivables from Subsidiary--Represents dividends, interest on capital and the assumption of debt contract between "TC" and "TCP".

(c) Other Assets--Represents accounts receivable from "Global", arising from financial operations between "TCP" and "Global".

(d) Trade Accounts Payable--Represents roaming services provided by "TMN" to customers of "TC" in the "TMN" network.

(e) Loans and Financing--Represents intercompany debt with the Portugal Telecom Group (Note 15 - Loans and Financing).

(f) Other Liabilities--Represents other intercompany obligations of "TC" with other companies in the Portugal Telecom Group (Note 17 - Other Liabilities).

(g) Revenue from Telecommunication Services--Represents revenues from roaming services provided to "TMN" customers in the "TC" network.

(h) Cost of Services--Represents the costs of maintenance of prepaid system software provided by PT Inovação to "TC".

(i) Financial (Income) Expenses, Net--Represents interest and exchange variations on intercompany debt (Note 15 - Loans and Financing).

(j) Other Operating Income (Expenses), Net--Represents management advisory services provided by Portugal Telecom SGPS, S.A. to "TC", under contract.

27. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

* * * * * * * * * * * * *

MANAGEMENT'S COMMENTS ON CONSOLIDATED PERFORMANCE

FOR THE THREE MONTHS ENDED MARCH 31, 2002

(Amounts in thousands of Brazilian reais)

(Translation of the original in Portuguese)

1. FINANCIAL PERFORMANCE

In the first quarter of 2002, gross operating revenue from services totaled R$817,229, an increase of 9.9% in relation to the same period of 2001.

Gross revenue from sales of products reached R$146,548, representing 15.1% of total gross revenue for the period, which amounted to R$963,777.

Net operating revenue, including R$96,752 of net revenue from sales of products, amounted to R$751,935, an increase of 11.2% in relation to the same period of 2001.

Costs of services provided and products sold were 51.8% of net operating revenue, totaling R$389,597.

Operations presented a loss of R$61,930 for the period. In the first quarter of 2002, the equity pick-up negative impact on operating income was R$75,112.

Results per thousand shares presented a loss of R$0.16, and net book value per thousand shares was R$5.82.

Operating income before amortization, depreciation, taxes and financial expenses (EBITDA), was 38.7%, and operating income after amortization and depreciation (EBIT) reached 17.2% of net operating revenue.

SUMMARY

	First quarters ended	
	03.31.02	03.31.01
Net operating revenue	751,935	676,372
Operating expenses (excluding depreciation, financial expenses and equity pick-up)	(434,304)	(442,610)
Other operating expenses, net	(26,637)	(5,136)
Operating income before depreciation, amortization and financial expenses (EBITDA)	290,994	228,626
Depreciation and amortization	(161,304)	(135,799)
Operating income after amortization and depreciation (EBIT)	129,690	92,827
Financial expenses, net	(116,508)	(57,486)
Equity pick-up	(75,112)	(118,561)
Loss from operations	(61,930)	(83,220)

The consolidated amounts include the figures of Telesp Celular Participações S.A., Telesp Celular S.A., Telesp Celular International Ltd. and Telesp Celular Overseas, after elimination of intercompany transactions.

2. OPERATING DATA (SUBSIDIARY)

Revenue from services/customers/month - R$ (ARPU) - 12-month moving average as of March 31, 2002	42.92
Customer base as of March 31, 2002	5,254,000
Customer added in 2002	149,000
Lines activated in 2002	360,000

As of March 31, 2002 the subsidiary's total number of customers reached 5.3 million, 63.2% of which are located in the Greater São Paulo area. About 94% of the customers already use the digital service. Customers for prepaid services exceeded 3.8 million, 63.4% of which are in the Greater São Paulo area.

The subsidiary estimates that its market share in the Greater São Paulo area has remained stable at around 65%.

During the period, disconnections were due to the unfavorable economic scenario. The accumulated "churn" (12 months accumulated) rate for the first quarter of 2002 reached 4.1%, which still represented an improvement over the first quarter of the previous year, when the rate was 5.3%. Most churning cases are due to payment defaults and to our strict policy of disconnections. The subsidiary expects an accumulated churn rate below 19% for the entire year 2002.

The easy access to cellular service by lower income segments of the population, especially through the prepaid service, somewhat impaired the ARPU. Thus, the ARPU (12-month moving average) for the first quarter of 2002 was R$42.92, compared to R$48.67 for the same quarter of 2001. The ARPU performance is justified by the "penetration" rate increase, which occurs in other international markets.

Actions for reverting that trend are focused on the search for profitable customers who use services of higher value such as the "Waaap", which already has 2.2 million users. The Company invests in the growth of its postpaid services base, both in the corporate and in the individual area.

Reinforcing the commitment to always offer the main technological innovations, the operator has launched the 2,5G service, the high-speed Internet, pioneer in Brazil and Latin America. Two new 2,5G products were made available: the "Waaap Turbo" for navigation starting from a cellular menu and the "ZAAAP", for real-time navigation in the Internet through other devices (notebooks/palmtops/PDAs), permitting the transition from the pocket Internet to the mobile high-speed Internet.

Operating statistics	Unit	March 2002	December 2001
State population (concession area)	Millions	37.5	37.4
Cellular market (concession area)	Customers - thousands	8,049	7,863
Total penetration rate	%	22	21
Telesp's cellular market	Customers - thousands	5,254	5,104
Market share	%	65	65

In 2001, the subsidiary had 5,104,000 customers, with a market share of 64.9%. At the end of the first quarter of 2002, the number of customers reached 5,254,000, representing 65.3% of the total market in its concession area.

CAPITAL EXPENDITURES

Capital expenditures by the subsidiary in the first quarter of 2002 amounted to R$34 million, the major part applied in equipment for expansion of the digital CDMA network in the interior of the State of São Paulo, which expands the digital service area and the quality of service provided. The Company has also strengthened its information systems through the introduction of new SAP billing system modules and other business support tools.

NETWORK

In March 2002, the total installed plant comprised 3,451 digital base transceiver stations (BTS) and 1,457 analog BTSs, totaling 4,908 BTSs. This provides a coverage of 98% of the population in the concession areas. There are 467 municipalities served and all 64 municipalities in area 1 are served by digital technology.

The number of installed switching and control centers is 51.

The number of sites in the period is 2,175.

HUMAN RESOURCES

The subsidiary's total personnel in March 2002 was 1,670 employees, resulting in the number of customers per employee of 3,146.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: May 28, 2002

By: [signature]

Name: Maria Paula Canais
Title: Director of Investor Relations